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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.2)

                             ----------------------

                                THE RIVAL COMPANY
                       (NAME OF SUBJECT COMPANY [ISSUER])

                           MORIARTY ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                              HOLMES PRODUCTS CORP.
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    768020109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JORDAN A. KAHN
                                    PRESIDENT
                              HOLMES PRODUCTS CORP.
                              233 FORTUNE BOULEVARD
                                MILFORD, MA 01757
                                 (508) 634-8050
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                       COMMUNICATIONS ON BEHALF OF BIDDER)

             -------------------------------------------------------

                                 WITH A COPY TO:

                             DONALD H. SIEGEL, P.C.
                           MICHAEL L. ANDRESINO, ESQ.
                      POSTERNAK, BLANKSTEIN & LUND, L.L.P.
                             100 CHARLES RIVER PLAZA
                           BOSTON, MASSACHUSETTS 02114
                                 (617) 973-6100



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     Moriarty Acquisition Corp., a Delaware corporation ("Purchaser"), and
Holmes Products Corp., a Massachusetts corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on December 23, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of The Rival Company, a Delaware corporation (the "Company"), at a purchase price of $13.75 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 and the Offer to Purchase dated December 23, 1998, except as may otherwise be provided herein.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) The information set forth in Paragraph (f) of Item 10 is hereby amended and supplemented by the following:

     Purchaser hereby amends the Offer to extend the date on which the Offer expires so that the Offer and withdrawal rights will expire at 5:30 p.m., New York City time, on Wednesday, February 3, 1999, unless the Offer is further extended. A press release relating to the foregoing is filed as Exhibit (a)(11) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding thereto the following exhibit:

     (a)(11) Text of Press Release issued by Parent on January 25, 1999.



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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        HOLMES PRODUCTS CORP.


                                        By: /s/ Ira B. Morgenstern
                                            -----------------------------------
                                            Ira B. Morgenstern
                                            Senior Vice President - Finance


                                        MORIARTY ACQUISITION CORP.


                                        By: /s/ Ira B. Morgenstern
                                            -----------------------------------
                                            Ira B. Morgenstern
                                            Treasurer

Dated:  January 25, 1999




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                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION

 (a)(11)          Text of Press Release issued by Parent on January 25, 1999